Exhibit (a)(15)

T H E  L I M I T E D, I N C.
THREE LIMITED PARKWAY
COLUMBUS, OHIO 43230
TEL 614 479 7000

                  THE LIMITED, INC. REPORTS NET SALES INCREASE OF 9%
                            FOR THE FOURTH QUARTER

Columbus, Ohio, February 27, 1996 -- The Limited, Inc. (NYSE/LSE:LTD) reported net income from operations of $312 million, or $.87 per share, for the fifty-three week fiscal year ended February 3, 1996. The Company also reported a $1.81 per share gain resulting from the successful initial public offering of approximately 17% of Intimate Brands, Inc. (IBI) during the Fall season 1995. Net sales for the fifty-three week fiscal year increased 8% to $7.881 billion from $7.321 billion for the fifty-two week fiscal year 1994.

Net sales for the fourteen week fourth quarter grew to $2.771 billion, an increase of 9% from $2.539 billion reported for the thirteen week fourth quarter a year ago. Net income from operations was $180 million and earnings per share were $.50. The Company also reported a $.10 per share gain resulting from the proceeds received in November as a result of the exercise of the underwriters' over-allotment options with respect to an additional 2.7 million shares of IBI (over the original 40 million shares issued in the third quarter).

As previously announced, the Company completed the sale of a 60% interest in its transaction processing venture, World Financial Network (WFN), in the fourth quarter realizing a $73.2 million pretax gain. The Company will use a portion of the proceeds to accelerate the closing and downsizing of the stores including approximately 55 Limited and Lerner New York stores. The disposition of WFN, together with the aforementioned real estate charges and the reevaluation of certain investments, resulted in a special and nonrecurring net pretax gain of approximately $1.3 million.

Leslie H. Wexner, Chairman and Chief Executive Officer, said, "In May of 1995, we announced that we would pursue a plan to reconfigure the Company. This plan will enable our businesses to best compete in the current retailing environment and beyond. I'm pleased that in 1995 we completed two major components of that plan with successful IPO of Intimate Brands, Inc. and the establishment of our transaction processing venture, freeing each of these businesses to realize their greatest potential."

The IPO and the WFN transaction enabled the Company to raise approximately $2 billion, which is the basis for the Company's current tender offer to deliver shareholder value. The Company is offering to purchase from stockholders up to 85 million shares of its common stock at a price of $19 net per share.

In a year of significant strategic change, Mr. Wexner highlighted the 1995 performance of the following businesses:

"Bath & Body Works, under the leadership of Beth Pritchard, again nearly doubled operating income while adding 180 new stores. Clearly, Bath & Body Works has established itself as a leading national brand in personal care products."

"I am particularly pleased that Abercrombie & Fitch, under the leadership of Mike Jeffries, realized an 80% increase in operating income dollars while opening 33 stores in 1995."

"Although I was disappointed with the performance of the women's business overall, significant progress was made at Limited Stores in 1995. Cheryl Turpin and her team were able to solidify the positioning of the business as quality, American sportswear. They finished the year with a profitable fourth quarter which experienced positive comparable store sales."

The Company's tender offer is currently scheduled to expire at midnight, New York City time, on March 6, 1996. In order to permit stockholders to make an informed decision based on the latest available information, the Company will advance the date of its normal monthly sales release to Monday, March 4, 1996.

The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Henri Bendel, Structure, Abercrombie & Fitch, Limited Too, and Galyan's, presently operates 4,005 specialty stores. The Company also owns approximately 83% of Intimate Brands, Inc. which, through Victoria's Secret Stores, Bath & Body Works, Cacique, and Penhaligon's, presently operates 1,293 specialty stores and distributes apparel internationally through the Victoria's Secret Catalogue.

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For further information, please contact:      Alfred S. Dietzel
                                              The Limited, Inc.
                                              614/479-7070